# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Groupon, Inc., CIK 0001490281
CUSIP: 399473206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 35 W. WACKER, FLOOR 25, CHICAGO, Illinois (IL), 60601
Date of event which requires filing of this statement: 04/28/2026
Filed by CIK 0001892479
Persons authorized to receive notices and communications: JAN BARTA, PALE FIRE CAPITAL SE, Zatecka 55/14, Josefov, Prague 1, Czech Republic (2N), 110 00, 420-777-767-773; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Pale Fire Capital SICAV a.s. (CIK 0001959667): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: working capital (WC); sole voting power 0; shared voting power 10,180,970; sole dispositive power 0; shared dispositive power 10,180,970; aggregate amount beneficially owned 10,180,970 (26.2% of the class)
- Pale Fire Capital investicni spolecnost a.s. (CIK 0002055254): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,180,970; sole dispositive power 0; shared dispositive power 10,180,970; aggregate amount beneficially owned 10,180,970 (26.2% of the class)
- Pale Fire Capital SE (CIK 0001922318): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 10,181,070; sole dispositive power 0; shared dispositive power 10,181,070; aggregate amount beneficially owned 10,181,070 (26.2% of the class)
- Senkypl Dusan (CIK 0001922405): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 4,199,358; shared voting power 10,181,070; sole dispositive power 4,199,358; shared dispositive power 10,181,070; aggregate amount beneficially owned 14,380,428 (34.1% of the class)
- Barta Jan (CIK 0001892479): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,181,070; sole dispositive power 0; shared dispositive power 10,181,070; aggregate amount beneficially owned 10,181,070 (26.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Groupon, Inc.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned directly by PFC SICAV were purchased with working capital. The aggregate purchase price of the 10,180,970 Shares beneficially owned by PFC SICAV is approximately $87,459,241, excluding brokerage commissions.

The Shares beneficially owned directly by Pale Fire Capital were purchased with working capital. The aggregate purchase price of the 100 Shares beneficially owned directly by Pale Fire Capital is approximately $1,982, excluding brokerage commissions.

Of the Shares directly owned by Mr. Senkypl, (i) 7,761 Shares were acquired upon the vesting of certain restricted stock units awarded to him in his capacity as a director of the Issuer, (ii) 437,500 Shares were acquired pursuant to the exercise of certain options awarded to him in connection with his initial appointment as the Issuer's Interim Chief Executive Officer (as further explained in Amendment No. 11 to the Schedule 13D), and (iii) 345,000 Shares were acquired upon the vesting of certain performance stock units ("PSUs") awarded to him in connection with his service as Chief Executive Officer of the Issuer (as further explained in Amendment No. 15 to the Schedule 13D). The Shares acquired pursuant to the exercise of the options were purchased with personal funds and have an aggregate purchase price of $2,625,000, excluding brokerage commissions. Mr. Senkypl also directly beneficially owns (i) 3,062,500 Shares underlying certain options awarded to him in connection with his initial appointment as the Issuer's Interim Chief Executive Officer that are exercisable within the next 60 days, (ii) 345,003 Shares underlying certain PSUs awarded to him in connection with his service as Chief Executive Officer of the Issuer that will vest within the next 60 days, and (iii) 1,594 Shares underlying certain deferred stock units ("DSUs") awarded to him in his capacity as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,798,840 Shares outstanding as of April 3, 2026, which is the total number of Shares outstanding as reported in the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 28, 2026, plus the number of Shares underlying (i) certain options exercisable by the Reporting Persons within the next 60 days, (ii) certain PSUs held by the Reporting Persons that will vest within the next 60 days, and (iii) certain DSUs held by the Reporting Persons, as applicable.

As of the date hereof, PFC SICAV directly beneficially owned 10,180,970 Shares, constituting approximately 26.2% of the Shares outstanding. PFC IS, as the investment manager of PFC SICAV, may be deemed to beneficially own the 10,180,970 Shares beneficially owned directly by PFC SICAV, constituting approximately 26.2% of the Shares outstanding.

As of the date hereof, Pale Fire Capital directly beneficially owned 100 Shares, constituting less than 1% of the Shares outstanding. Pale Fire Capital, as the controlling person and sole shareholder of each of PFC SICAV and PFC IS, may be deemed to beneficially own the 10,180,970 Shares beneficially owned directly by PFC SICAV, which, together with the Shares it directly beneficially owns, constitutes an aggregate of 10,181,070 Shares, constituting approximately 26.2% of the Shares outstanding.

As of the date hereof, Mr. Senkypl directly beneficially owned 4,199,358 Shares (including (i) 3,062,500 Shares underlying certain options exercisable within the next 60 days, (ii) 345,003 Shares underlying certain PSUs that will vest within the next 60 days, and (iii) 1,594 Shares underlying certain DSUs), constituting approximately 9.9% of the Shares outstanding. Mr. Senkypl, as a control person and Chairman of the board of Pale Fire Capital, may be deemed to beneficially own the 10,181,070 Shares beneficially owned in the aggregate by Pale Fire Capital and PFC SICAV, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 14,380,428 Shares, constituting approximately 34.1% of the Shares outstanding.

As of the date hereof, Mr. Barta did not directly beneficially own any Shares. Mr. Barta, as a control person and Chairman of the supervisory board of Pale Fire Capital and Chief Investment Officer of PFC IS, may be deemed to beneficially own the 10,181,070 Shares beneficially owned in the aggregate by Pale Fire Capital and PFC SICAV, constituting approximately 26.2% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Other than as set forth in Item 6, no Reporting Person has entered into any transactions in securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

In May 2025, certain PSUs, each of which represents a contingent right to receive one Share, that were previously awarded to Mr. Senkypl vested, resulting in Mr. Senkypl receiving 109,250 Shares. In connection therewith, also in May 2025, Mr. Senkypl forfeited 5,750 PSUs pursuant to the terms of the CEO PSU Award Agreement (as defined in Amendment No. 15 to the Schedule 13D). In addition, in May 2025, Mr. Senkypl was awarded 5,750 PSUs, each of which represents a contingent right to receive one Share, which vest upon the Issuer's Compensation Committee's certification of certain performance metrics, provided Mr. Senkypl continues to serve through the certification date. These PSUs vested in March 2026.

In June 2025, certain PSUs, each of which represents a contingent right to receive one Share, that were previously awarded to Mr. Senkypl vested, resulting in Mr. Senkypl receiving 109,250 Shares. In connection therewith, also in June 2025, Mr. Senkypl forfeited 5,750 PSUs pursuant to the terms of the CEO PSU Award Agreement. In addition, also in June 2025, Mr. Senkypl was awarded 5,750 PSUs, each of which represents a contingent right to receive one Share, which vest upon the Issuer's Compensation Committee's certification of certain performance metrics, provided Mr. Senkypl continues to serve through the certification date. These PSUs vested in March 2026.

In August 2025, certain PSUs, each of which represents a contingent right to receive one Share, that were previously awarded to Mr. Senkypl vested, resulting in Mr. Senkypl receiving 109,250 Shares. In connection therewith, also in August 2025, Mr. Senkypl forfeited 5,750 PSUs pursuant to the terms of the CEO PSU Award Agreement. In addition, also in August 2025, Mr. Senkypl was awarded 5,750 PSUs, each of which represents a contingent right to receive one Share, which vest upon the Issuer's Compensation Committee's certification of certain performance metrics, provided Mr. Senkypl continues to serve through the certification date. These PSUs vested in March 2026.

## Signatures
- Pale Fire Capital SICAV a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Authorized Representative (04/30/2026)
- Pale Fire Capital investicni spolecnost a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Board Member (04/30/2026)
- Pale Fire Capital SE: /s/ Dusan Senkypl, Dusan Senkypl, Chairman of the Board (04/30/2026)
- Senkypl Dusan: /s/ Dusan Senkypl, Dusan Senkypl (04/30/2026)
- Barta Jan: /s/ Jan Barta, Jan Barta (04/30/2026)